January 17, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Alon Holdings Blue Square - Israel Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-14426

Dear Sir,

We enclose herewith our response to the comments raised by the Staff in its comment letter, dated December 20, 2012 ("the Letter"), with respect to Form 20-F of Alon Holdings Blue Square - Israel Ltd. ("the Company" or "BSI") filed on April 30, 2012 ("2011 20-F"). We have noted the Staff's comments in bold typeface and BSI's responses in regular typeface. The numbering corresponds to the numbers of the comments in the Staff's above referenced letter.

Form 20-F for the Fiscal- Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 98

1. Please tell us your consideration of disclosing the reasonably likely impact (or range of impacts) on future results of operations from the potential reduction in the marketing margin and full service charge in connection with the sale of 95 octane gasoline.

The Ministry of Energy and Water in Israel (the "Ministry") regulates the price of 95 octane gasoline and thus determines the marketing margins in connection with the sale of gasoline. In the second half of 2011, Dor Alon received an order from the Ministry to reduce the marketing margins in connection with the sale of full service gasoline. The impact due to the decrease in marketing margins, in and of itself, can have a material adverse effect on Dor Alon's profits on an annual basis. Dor Alon disagreed with the methodology used by the regulator in the reduction of the marketing margins and appealed against the decision to the Supreme Court sitting as the High Court of Justice. Based on these arguments, the Supreme Court ruled that the Ministry must reevaluate its decisions. However, the Court ruled that during the revaluation period, the reduction of the marketing margins will remain as is. As such, the Company deemed it necessary to note this in the Operating and Financial Review and Prospects section of the 2011 Form 20-F.

Due to this matter, Dor Alon has begun to take steps to mitigate the effect on its profits. Among other things, it has been reducing discounts at its fueling stations and to its fleet customers, expenses related to the number of persons employed at its fueling stations, rental expenses, and advertising expenses. Additionally, it has been opening additional convenience stores at and in the proximity of fueling stations and broadening its business activities, such as expanding its supply of automobile gas at existing fueling stations and supplying natural gas to power plants. Dor Alon began implementing some of these actions in the fourth quarter of 2011 and completed most of its actions in 2012. Dor Alon believes that these actions will offset the possible impact of the order of the Ministry.

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Given most of these actions are already in place to offset any negative effect of the decrease in marketing margins, the overall impact on Dor Alon's profits is not significant. In future filings, the Company will further elaborate on steps it has taken to offset the possible impact of the order of the Ministry.

The Company respectively would like to update the Staff that since filing the 2011 20-F, the Ministry updated the marketing margin of 95 octane gasoline on May 31, 2012, increasing the marketing margin for self-service by 4.7 agorot per liter (before VAT) and reducing the full service fee by 3.8 agorot per liter (before VAT). On November 26, 2012, the Supreme Court sitting as the High Court of Justice rejected the petition of Dor Alon and the other fueling companies on the issue of reducing the marketing margin.

The operating profit of Dor Alon for the first nine months of 2012 amounted to NIS 143.4 million (NIS 33.2 million in the first quarter, NIS 54.5 million in the second quarter, and NIS 55.5 million in the third quarter), compared to operating profit of NIS 156.1 million in the first nine months of 2011 (NIS 50.3 million in the first quarter, NIS 50.6 million in the second quarter, and NIS 55.2 million in the third quarter).

The operating profit of Dor Alon improved to NIS 55.5 million in the third quarter of 2012 (similar to the operating profit in the third quarter of 2011) mainly due to efficiency measures taken by Dor Alon and its expanded activities in convenience stores following the reduction of the marketing margin in September 2011.

Therefore, as of the end of the third quarter of the 2012, the reduction in the marketing margins will not substantially affect the operating profit of Dor Alon in the long term due to the efficiency measures and expansion of activities taken by Dor Alon.

Operating Results, page 102

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010, page 102

2. In the last paragraph on page 102 you disclose fiscal 2010 revenues from commercial and fueling sites of NIS 4,329.9 million. This amount is significantly greater than segment revenues disclosed in Note 5 to the consolidated financial statements. Please revise or advise. If the amount disclosed on page 102 represents a pro forma amount as if Dor Alon had been acquired at the beginning of 2010, please revise to clearly label the information as pro forma.

The Company advises the Staff that the amount disclosed on page 102 reflects the full year 2010 revenues of Dor Alon (as if Dor Alon were acquired on January 1, 2010), while the amount disclosed in Note 5 to the consolidated financial statements reflects segment revenues for the period in 2010 following the acquisition of Dor Alon on October 3, 2010. The pro forma full year 2010 revenues were provided on page 102 in order to enable the investor to better understand the changes in the annual results of operations of Dor Alon from 2010 to 2011.

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In response to the comment received, in its upcoming Annual Report on Form 20-F, the Company will clarify and clearly label as Non-GAAP that the stated 2010 revenues of the Commercial and Fueling Sites segment reflect the full year results of Dor Alon, including the period in 2010 prior to the acquisition of Dor Alon by the Company in order to enable analysis and trends of the segment performance. Furthermore, it will also disclose the revenues that were earned after the acquisition for a better comprehension of the impact to the Company for the fiscal year 2010.

Below is the disclosure that the Company will insert into its upcoming Annual Report on Form 20-F.

Revenues of the Commercial and Fueling Sites segment – in 2011 amounted to NIS 5,301.9 million (U.S. $1,387.5 million) as compared to NIS 1,145 million, an increase of 363.0%. This increase was primarily the result of 2011 having a full-year of results as compared to 2010, which included the results of Dor Alon only for the fourth quarter following the Company's acquisition of Dor Alon on October 3, 2010. The revenue for the full year 2010 (pre and post acquisition) of Dor Alon were NIS 4,329.9 million in 2010, an increase of 22.4% in 2011. The full year 2010 revenues amount is Non-GAAP financial information has been presented to allow for a better understanding of the trends related to this segment. The main reason for the increase in 2011 as compared to the full year 2010 was the increase in the quantitative sales resulting from opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol between the periods.

The following is the comparison of the GAAP and Non-GAAP segment revenues:

	GAAP	NON-GAAP
	In NIS millions
Net revenues for 2010	1,145.0	4,329.9

Critical Accounting Policies and Estimates, page 117

Goodwill, page 118

3. Please tell us in a reasonable amount of detail how you determined the level at which to test goodwill for impairment and provide the basis in IFRS for your accounting.

IAS 36, "Impairment of assets" states the following:

"For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall:

(a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b) not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation."

A cash-generating unit ("CGU") is defined in IAS 36 as "the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets".

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All CGUs or groups of CGUs to which goodwill has been allocated have to be tested for impairment on an annual basis. The standard takes the view that applying these requirements results in goodwill being tested for impairment at a level that reflects the way an entity manages its operations and with which the goodwill would naturally be associated.

Based on the above, the Company has allocated goodwill acquired in a business combination, from the acquisition date, to each of its groups of CGUs that were expected to benefit from the synergies of the combination. The Company's internal monitoring of goodwill is performed within groups of CGUs that aggregate to the Company's four operating segments. Each CGU or group of CGUs of the Company operates only under the operating segment to which it belongs. The CGUs within the segments are as follows:

The Supermarket segment is comprised of various CGUs, each of which represents a single store or group of adjacent stores. For the purpose of monitoring goodwill, the CGUs have been aggregated at the Supermarket segment level. As such, all goodwill is allocated to one group of CGUs included within the Supermarkets operating segment.

The Non-food Retail and Wholesale segment is divided into three CGU groups with goodwill currently allocated to two of them. For the purpose of monitoring goodwill, the goodwill is allocated between the group of CGUs that is engaged in the houseware field and the group of CGUs that is engaged in the leisure field.

The Commercial and Fueling Sites segment is divided into three CGUs with goodwill allocated to each of them. The goodwill is allocated between the CGU that is engaged in commercial and fueling sites field, the CGU that is engaged in the direct marketing field and the CGU that is engaged in the jet fuel field.

The Real Estate segment has no goodwill currently allocated to its CGUs.

In all circumstances, the goodwill is not allocated to a group of CGUs that is larger than an operating segment, as all the CGUs or group of CGUs to which goodwill is allocated to are engaged in the same operating segment.

As of December 31, 2011 the allocation of goodwill is as follows (NIS in thousands):

Group of CGUs in Supermarkets operating segment – NIS 160,993

Group of CGUs in Non Food Retail and Wholesale operating segment:

1)	Houseware – NIS 111,179
2)	Leisure – NIS 23,506

Group of CGUs in Commercial and Fueling Sites operating segment:

1)	Commercial and Fueling Sites – NIS 621,945
2)	Direct Marketing – NIS 18,000
3)	Jet Fuel – NIS 14,000

See response to comment #4 with regard to further clarifications that will be provided in future filings of the Company's Form 20-F.

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 4. We note significant discrepancies between the disclosures in this section and the financial statement disclosures on pages F-53 and F-71 regarding the identification of cash-generating units to which goodwill is allocated and the sensitivity of your goodwill impairment testing to changes in assumptions. Please revise or advise. Additionally, in light of the sensitivity of your impairment testing results to changes in your discount rate and growth rates, please disclose under Critical Accounting Policies and Estimates:

•	how each of these assumptions was determined;

•	the degree of uncertainty associated with these assumptions; and

•	the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company recognizes the confusion between the Critical Accounting Policies and Estimates section and the two footnotes and will revise a number of items in future filings to make the disclosures clearer. The following is an elaboration of the changes that will be made in future filings.

a)

As described in response to comment #3, goodwill is allocated to six groups of CGUs. Those groups of CGUs are embedded within three reportable segments – Supermarkets (1 group of CGUs), Non-Food Retail and Wholesale (2 groups of CGUs), and Commercial and Fueling Sites (3 CGUs). The Critical Accounting Policies and Estimates grouped the goodwill of the three CGUs of the Commercial and Fueling Sites into one and only noted four identified CGUs instead of six. This was due to the relatively small amount of goodwill allocated to two of the three CGUs within the Commercial and Fueling Sites segment. In future filings, this section will note that goodwill is allocated to six CGUs and detail in the accompanying table all six CGUs and their respective balances.

b)	As noted above, goodwill is allocated to six CGUs, three of which relates to the Commercial and fueling sites segment. The footnote disclosure on page F-71 details the allocation of goodwill to the 3 CGUs as follows.

- Commercial and Fueling Sites CGU - NIS 622 million

- Direct Marketing CGU - NIS 18 million

- Jet Fuel CGU - NIS 14 million

The Commercial and Fueling Sites CGU bears the same name as the reportable segment. In future filings, the Company will change the name of the Commercial and fueling sites CGU to have a different name than the reportable segment to ensure that there is no confusion between the two.

As stated in note 4 to the financial statements, the key assumptions used for the sensitivity analysis regarding the impairment testing were the discount rate, utilizing the weighted average cost of capital (WACC) and the growth rate of the CGU. The WACC was determined based on data derived from a number of active Israeli companies that sell fuel including the cost of capital and debt-raising relevant for the industry. The growth rate was determined based on the historical growth rate of the quantities sold within the industry and based on the Company's own history, taking into account the existence of substitutes for fuel and the growth of the Israeli population.

In response to the Staff's comment with regard to the sensitivity analysis, the Company will add within this section in future filings a description as to how the assumptions were determined. In addition, the Company will also disclose the uncertainty associated with these assumptions and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. These potential events are mainly due to the extensive supervision of the Israeli Government over the fueling industry and the changing regulatory environment within Israel. An example of this was the order sent by the Ministry of Energy and Water in 2011, as described in response to comment #1 above. The additional disclosures will be in accordance with Section 9510 of the SEC's Financial Reporting Manual, Goodwill Impairment.

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Item 12. Description of Securities Other than Equity Securities, page 223

 5. Please provide the disclosure required by Item 12.D.3 and Item 12.D.4 of Form 20-F. Please refer to Instruction 1 to Item 12 of Form 20-F.

We acknowledge the Staff comment, and in future filings we will add the following disclosure regarding American Depositary Shares ("ADS") in Item 12:

American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shares must pay:		For:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	•	Execution and delivery of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

	•	Surrender of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Share holders

A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities or property (other than cash, shares or rights) distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders

$.02 (or less) per American Depositary Shares per annum (unless a fee was paid for that calendar year for cash distributions)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes

	•	As necessary
Any charges incurred by the depositary or its agents for servicing the shares or deposited securities	•	As necessary

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 The depositary collects its fees for delivery and surrender of American Depositary Shares directly from investors depositing shares or surrendering American Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-12

Note 6 – Business Combinations and Reorganization of Certain Activities, page F-59

iv) Investment in Dor Alon Energy in Israel (1988) Ltd., page F-62

6. With reference to the applicable IFRS guidance, please explain to us how you determined that you should account for this merger between entities under common control at fair value as opposed to using carryover basis. In doing so, please be sure to address the business reasons for the merger and why you believe the accounting policy selected appropriately reflects the substance of the transaction.

Currently, there is no guidance in IFRS on the accounting treatment of business combinations between entities under common control. The fact that there is not guidance has led to a diversity in practice that has been discussed by the IASB. The following is an extract from an agenda paper of a meeting of the IASB in December 2007.

The staff is aware of at least three accounting methods that are advocated in practice:

a Acquisition method: The combination between entities or businesses under common control would be accounted for as if it were a business combination between unrelated parties.

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 b Fresh-start method: According to this method, all assets and liabilities of the newly formed group would be measured at their fair values.

c Pooling-of-interests method: According to this view, the assets and liabilities of the involved parties would not be remeasured and rather book values would be carried over.

This paper can be found at http://www.ifrs.org/Current-Projects/IASB-Projects/Common-Control-Transactions/Meeting-Summaries-and-Observer-Notes/Documents/AP0712b05cobs.pdf.

Based on the above, according to paragraph 10 of IAS 8 "Accounting policies, changes in accounting estimates and errors", in the absence of specific guidance in IFRS, the Company must develop an accounting policy that is relevant and reliable. Under common practice and in accordance with accounting literature because IFRS 3 is the standard that applies to most business combinations, business combinations between entities under common control may follow the provisions of IFRS 3 so long as the transaction meets the definition of a merger of two businesses and it has substance.

The purchase of Dor Alon qualified for these requirements as it was a merger between two businesses and it was substantive due to the following:

The main business purpose for the transaction was to combine the retail operations of the two companies and to become one of the largest retail groups in Israel. The acquisition was to bring diversity to the products offered by the Company, primarily in the retail sectors, which the Company was able to offer to its current and potential customers, with all of its advantages including strengthening customer relationships. The result of the acquisition was that the Company immediately became the market leader in Israel in the developing convenience store sector and strengthened the Company in areas of commercial and non-commercial procurement.

The Company and Dor Alon are both publicly traded companies. The Company is traded both in the United States on the New York Stock Exchange and in Israel on the Tel Aviv Stock Exchange ("TASE"). Dor Alon is also traded in Israel on the TASE. Thus, the transaction involved outside parties such as non-controlling shareholders. As parties to the transaction are publicly traded companies, the transaction was conducted by an exchange of shares. In connection with the acquisition, the Company received a written opinion by its financial advisor that the exchange of each ordinary share of Dor Alon held by Alon Israel Oil Company (parent company of the Company) for 1.8 Company ordinary shares, including the Exchanging Ratio (as defined), was fair and reasonable from a financial point of view to the Company and its shareholders.

Both companies are subject to Israel securities laws and regulations thereunder due to their listing on the TASE. In accordance with the Companies Law in Israel, the acquisition was also approved at the Annual Meeting of the Company’s shareholders, including by at least one third of the votes of shareholders who did not have a personal interest in the transaction, and was opposed by less than one percent of the Company’s total voting rights. Further, the transaction was approved by the Israel Tax Authority as well.

Based on the above, the Company concluded that the acquisition method under IFRS 3 is the most relevant method in the current situation.

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Note 10 – Investments in Joint Ventures and Associates, page F-73

b. Investment in associates, page F-74

7. Please tell us in a reasonable amount of detail how you computed the NIS 102 million gain on revaluation of the Diners Israel “option” recorded during 2011, and the resulting amount at which you recorded your 49% investment in Diners Israel upon exercise of the option in July 2011. Help us understand how the terms of the option were amended during 2011 and relate this amendment to the change in valuation methodology discussed on page F-45. Tell us and disclose how you are accounting for the cancellation mechanism/repurchase feature included in the amended Diners Israel agreement, indicating whether this mechanism is tantamount to a call option on the 49% stake you now hold in Diners Israel. Tell us the basis in IRFS for your accounting.

On December 26, 2006, an agreement (the "Original Agreement") was signed between the Company and Dor Alon (the "Purchasers"), and Cal - Israel Credit Cards Ltd. ("CAL") and Diners Club Israel Ltd. ("Diners"), a subsidiary of CAL.

CAL is engaged in the issuance and clearance of VISA and Master-Card credit cards and is a principal member of the international organization of VISA and Master-Card, which provides CAL the right to use these trademarks in Israel as well as the right to issue and clear credit cards in Israel. Diners has an exclusive license to use the "Diners" brand in Israel granted by "Diners Club International Ltd.", and to operate the issue and clearance services of Diners cards in Israel. CAL and Diners are also engaged in the grant of loans to their credit card holders.

According to the Original Agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners (the Company - 36.75% and Dor Alon - 12.25%) in consideration for a total amount of approximately NIS 21.3 million (the "Consideration"). The Consideration was financed through a non-recourse loan provided by CAL to the Company and Dor Alon. Both parties had the ability to cancel the agreement if, at the end of a period of four years and/or six years, the number of credit cards issued did not exceed a pre-agreed quantity, as set in the Original Agreement, or if the loyalty plan ceases to function or if the customer club agreement is terminated.

Furthermore, the Company and Dor Alon were entitled to receive income arising from the activity of the loyalty program in proportion to their holdings in the shares of Diners. The entitlement of the Company and Dor Alon to participate in the profit from activities of Diners (which is not part of the loyalty program) was contingent upon meeting various milestones in defined time periods as specified in the Original Agreement. Regardless, the Company and Dor Alon were entitled to receive 15% of the profit from Diners' activities after the six year period, even if the milestones weren’t met.

Each party to the Original Agreement had the right to annul the Original Agreement if the milestones were not met. If the Original Agreement were canceled, the Company would be entitled to a payment of 49% of the value of Diners’ that exceed $60 million (Diners’ value on the date of the Original Agreement) after deducting the non-recourse loan.

In accordance with IFRS, the Company's investment in Diners was accounted for as an option of Diners' shares. The Company respectfully advises the Staff that the accounting for this call option was discussed in a response letter to the Staff dated October 15, 2009 (see Comment #20).

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 The fair value of the call option was determined based on the binomial valuation model which took into account Diners' expected profits, earnings multiples of companies in Israel in this field of operations and costs of recruiting and maintaining credit card users with the addition of the probability of achieving the milestones due to the multiple scenarios. As of December 31 2010 the fair value of the option to buy Diners' shares was NIS 54 million.

On May 25, 2011, the Company agreed to an amendment to the Original Agreement (the "Amendment"). This Amendment was due to the willingness of CAL to preserve the Diners brand activity by joining operations with the Purchasers.

The main features of the amendment that impacted the value of the call option were:

1.

Removal of the milestones included in the Original Agreement and elimination of the right of CAL to annul the Original Agreement. Following the Amendment, the entitlement of the Company to Diners' shares was conditioned only upon the repayment of the non-recourse loan. As a result, the Company is now entitled to 49% of all the profits of Diners as compared to 15%.

2.

Transfer to Diners of part of the operations of CAL with regard to the grant of "non-bank loans" to Diners' credit card holders, including the grant of credit for certain credit and credit card transactions, direct credit and other loans.

Because the milestones were removed and the right to annul the Original Agreement was eliminated, there was no longer a need to use the binomial model and, thus, the Company valued the option using the dividend cash flow method. However, it should be noted that if the Company continued to use the binomial model, the results would have been approximately the same.

The Amendment contributed to Diners' earnings and thus increased the value of the option. On June 30, 2011 the fair value of the option was estimated to be NIS 156 million, which resulted in a revaluation gain of NIS 102 million due to the two main features above.

The non- recourse loan in the amount of NIS 36 million was repaid on July 2011. Since repayment of the non-recourse loan by the Company, the investment has been accounted as an equity method investment. The equity method investment was recorded at the fair value of the call option with the addition of the amounts paid.

Additionally, the Amendment sets the business relationship terms between the parties, including a cancellation mechanism in the event the loyalty plan is cancelled by the Purchasers. Those terms are not tantamount to the call option on the 49% investment the Company held in Diners, but rather it is a protection mechanism of CAL in order to ensure that the Company will not cease operating the loyalty program.

The Company has a direct interest in keeping the operations of the loyalty program functional, since it contributes both to the profit of the Company and Diners (of which the Company holds 49%). Accordingly, the above condition is not accounted for as a call option, since the Company has a current ownership in Diners and is entitled to benefits from Diners. Furthermore, ceasing the operation of the loyalty program is an event that is within the Company's control and is contrary to the Company's interests.

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 Note 21 – Loans from Banks and Others, Debentures and Convertible Debentures, page F-93

8. We note your disclosures regarding the financial covenants in your loans, debentures and convertible debentures on pages F-95 and F-102. Please revise your disclosure to elaborate on the nature and extent of these and any other significant restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Refer to IAS 27.41(d). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Please refer to Schedule I of Rule 5-04 of Regulation S-X and tell us your consideration of this requirement.

As noted in the financial statements, the Company has certain financial covenants relating to its various loan agreements. The financial covenants vary from subsidiary to subsidiary and relate to minimum equity requirements, EBITDA requirements and ratios such as debt to equity.

The subsidiaries do not have restrictions on the ability to transfer funds to the parent company other than one subsidiary, the Bee Group, for which there is a restriction to transfer funds to the parent. It should be noted that the Bee Group is not a significant subsidiary and currently does not have any earnings to distribute. The ratio of restricted net assets of consolidated subsidiaries did not exceed 25 percent of consolidated net assets as of December 31, 2011.

In future filings the Company will elaborate on the types of covenants of each loan agreement, convertible debentures and warrants and note that besides the Bee Group there are no restrictions in terms of the ability of subsidiaries to transfer funds to the parent company in form of cash dividends, loans or advances.

*  *  *  *

In addition, the Company acknowledges to the Staff that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at +972-3-928-2220.

Very truly yours,
/s/ David Wiessman

David Wiessman
Chief Executive Officer

cc:	Dror Moran, Vice President and Chief Financial Officer
Perry Wildes, Adv.

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